Plus Therapeutics, Inc.

4200 Marathon Blvd., Suite 200

Austin, TX 78756

June 20, 2024

VIA EDGAR

Mr. Tyler Howes

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Plus Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-280061

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Plus Therapeutics, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 5:00 P.M. Eastern Time on June 24, 2024, or as soon as practicable thereafter, or at such other time as the Company may orally request by telephone.

Please contact William Intner of Hogan Lovells US LLP, counsel to the Company, at (410) 659-2778, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,
PLUS THERAPEUTICS, INC.
By:	/s/ Marc H. Hedrick
March H. Hedrick
President and Chief Executive Officer

cc:	Andrew Sims, Plus Therapeutics, Inc.

Kara Davis, Plus Therapeutics, Inc

William Intner, Hogan Lovells US LLP

Andrew L. Strong, Hogan Lovells US LLP